Exhibit 4.1

Description of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934

As of December 31, 2019, 2020 and 2021, Nuo Therapeutics, Inc. (“we,” “our,” “us” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.0001 par value per share (“Common Stock”).

Pursuant to the Second Amended and Restated Certificate of Incorporation of Nuo Therapeutics, Inc., as amended (the “Certificate of Incorporation”), our authorized capital stock consists of (i) 100,000,000 shares of Common Stock and (ii) 1,000,000 shares of preferred stock.

The following description summarizes the material terms of our Common Stock.

Common Stock

Dividend Rights

Subject to applicable law and the rights, powers and preferences of any class or series of preferred stock (to the extent such stock is designated, issued and outstanding), dividends may be paid on the Common Stock, as the Board of Directors shall from time to time determine, out of any assets of the Company available for such dividends.

Voting Rights

Subject to applicable law and the rights, powers and preferences of any class or series of preferred stock (to the extent such stock is designated, issued and outstanding), the holders of the Common Stock shall exclusively possess full voting power for the election of directors and for all other purposes. Any holder of Common Stock of the Company having the right to vote at any meeting of the stockholders or of any class or series thereof shall be entitled to one vote for each share of stock held by such holder, provided that no holder of Common Stock shall be entitled to cumulate his votes for the election of one or more directors or for any other purpose. At all meetings of stockholders for the election of directors, a plurality of the votes cast by holders of shares entitled to vote in the election of directors at the meeting shall be sufficient to elect. Unless otherwise required by applicable law, the Certificate of Incorporation or the By-Laws of the Company for approval or ratification of any matter approved and recommended by the Board of Directors, the vote required for approval or ratification shall be a majority of the votes cast on the matter, voted for or against. Stockholders of the Company holding stock representing not less than the minimum number of votes needed to authorize or take an action at a meeting may authorize or take that action by written consent in lieu of a meeting.

Board of Directors

Subject to applicable law and the rights, powers and preferences of any class or series of preferred stock (to the extent such stock is designated, issued and outstanding), holders of Common Stock are entitled to elect the Company’s directors. Directors shall be elected by a plurality of the votes cast at the annual meetings of stockholders. Each director so elected shall hold office until the next annual meeting and until his successor is duly elected and qualified or until his earlier death, resignation, disqualification or removal. Furthermore, stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares of capital stock then entitled to vote in the election of directors.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, or any reduction or decrease of its capital stock resulting in a distribution of assets to the holders of Common Stock, subject to applicable law and the rights, powers and preferences of any class or series of preferred stock (to the extent such stock is designated, issued and outstanding), the holders of the Common Stock shall be entitled to receive, pro rata, all of the remaining assets of the Company available for distribution to its stockholders.

Other Rights and Limitations

The Common Stock will carry no preemptive or other subscription rights to purchase shares of the Common Stock and will not be convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

Anti-Takeover Effects of Delaware Law and the Certificate of Incorporation and By-Laws

Certain provisions of Delaware law and the Certificate of Incorporation and By-Laws of the Company contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These material provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to negotiate with the Board of Directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

The Certificate of Incorporation and By-Laws of the Company include provisions that:

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require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, unless a majority of the Board of Directors approves in advance the taking of such action by means of written consent of stockholders;

●	establish an advance notice procedure for stockholder approvals to be brought before a meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors;

●	provide that vacancies on the Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum; and

●	require approval of the stockholders of at least 66 2/3% of the shares to amend certain of the above-mentioned provisions.